Filed by General Motors Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: General Motors Corporation

Commission file No. 001-00043

Exchange Offer Information

In connection with the public exchange offers, General Motors has filed documents with the Securities and Exchange Commission, including a Registration Statement on Form S-4, which has been declared effective by the SEC, and a Schedule TO containing a prospectus, consent solicitation and tender offer statement regarding the transaction. Investors and security holders of GM are urged to carefully read the documents because they contain important information about the transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov or by contacting Nick S. Cyprus at (313) 556-5000.

GM and its directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the transaction is included in the documents described above. Additional information, including information regarding the directors and executive officers, is available in our Annual Report on Form 10-K, which was filed with the SEC on March 5, 2009.

General Motors Corporation	GM Communications Detroit, Mich., USA media.gm.com

For Release: 4:30 p.m. EDT

May 19, 2009

GM Files Supplemental Exchange Offer Prospectus

DETROIT – General Motors (NYSE: GM) today filed a prospectus supplement with the Securities and Exchange Commission relating to its exchange offers for $27 billion of its unsecured public notes and the related consent solicitations that were commenced on April 27, 2009.

The prospectus supplement, which amends the information in GM’s Registration Statement on Form S-4 dated April 27, 2009 and GM’s Tender Offer Statement on Schedule TO filed on that date, provides an update regarding discussions with the U.S. Treasury, the UAW and the VEBA-settlement class representative and the satisfaction of conditions of the exchange offers. To date GM has not reached agreements with the aforementioned parties concerning the U.S Treasury debt conversion and financing commitment, VEBA modifications and other conditions of the exchange offer listed in the prospectus and does not currently expect to reach agreements prior to the May 26, 2009 expiration date and withdrawal deadline of the exchange offers.

GM expects to announce on May 27, 2009 whether the expiration date will be extended or whether the exchange offers have expired and will not be consummated for failure to satisfy one or more of the conditions.

In the event GM reaches agreement on one or more of the foregoing matters in connection with the exchange offers on or prior to May 26, 2009 (or to a later date, if the exchange offers are extended), it will disclose the terms of these agreements. Although withdrawal rights may not be extended or reinstated, holders would continue to have the right to tender old notes until the expiration or termination of the exchange offers.

The prospectus supplement filed today also includes changes made to the original prospectus, which were previously contained in the prospectus supplement dated May 14, 2009 previously filed with the Securities and Exchange Commission as part of Amendment No. 1 to GM’s Registration Statement on Form S-4. The registration statement was declared effective on May 15, 2009.

Except for the changes described in the prospectus supplement, all other terms of the exchange offers remain the same as in the original prospectus.

For More Information Regarding the Exchange Offer

The exchange offers and consent solicitations are being made to holders of GM’s outstanding unsecured notes solely upon the terms and subject to the conditions set forth in the Registration Statement on Form S-4 dated April 27, 2009 (as amended on May 14 and 15, 2009 and as may be further amended and/or supplemented from time to time), which includes a combined prospectus and proxy statement and information in accordance with the disclosure requirements of the tender offer rules of the Securities and Exchange Commission (SEC) that likewise is reflected in GM’s Schedule TO dated April 27, 2009 (as amended on May 14 and 15, 2009 and as may be further amended and/or supplemented), and the related letter of transmittal (or form of electronic instruction notice, in the case of notes held through Euroclear or Clearstream), collectively, the Exchange Offer Documents. GM strongly encourages you to carefully read the Exchange Offer Documents (including all amendments and supplements thereto) and other documents relating to the exchange offers that have been filed (or will be filed) with the SEC, because they contain important information regarding the proposed transaction. Noteholders can access free copies of the Exchange Offer Documents at the SEC’s website (at www.sec.gov), and at GM’s website (at http://www.gm.com/corporate/investor_information). Any requests for paper copies of any of these Exchange Offer Documents (including any amendment or supplement thereto) should be directed to D.F. King & Co., the Information and Solicitation Agent, by mail at 48 Wall Street, 22nd floor, New York, NY 10005, and by telephone at (800) 769-7666.

Cautionary Statement

A registration statement relating to the securities offered in the exchange offers has been filed with, and declared effective by, the SEC. The exchange offers will not be completed prior to their expiration. The exchange offers and consent solicitations are not being made to (nor will tenders be accepted from or on behalf of) holders of notes in any jurisdiction where the offers or the acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction.

The securities being offered in exchange for the notes are being offered and will be issued outside the United States only to holders who are “non-U.S. qualified offerees” (as defined in the U.S. prospectus included in the Exchange Offer Documents). Offers to holders in the United Kingdom, Austria, Belgium, France, Germany, Italy, Luxembourg, the Netherlands, Spain and Switzerland will be made only pursuant to the prospectus dated April 27, 2009 (as amended on May 14 and 15, 2009 and as may be further amended and/or supplemented from time to time), including any documents incorporated by reference into the prospectus, as approved by the United Kingdom Listing Authority as competent authority under EU Directive 2003/71/EC, which will incorporate the U.S. prospectus included in the Exchange Offer Documents (as amended on May 14 and 15, 2009 and as may be further amended and/or supplemented) and will indicate on the front cover thereof that it can be used for such offers. Holders outside of these jurisdictions (and the United States) are authorized to participate in the exchange offers and consent solicitations, as described in the “Non-U.S. Offer Restrictions” section of the U.S. prospectus included in the Exchange Offer Documents. In Canada, the exchange offers will only be made to non-US qualified offerees (as defined in the Exchange Offer Documents) and only pursuant to the Canadian Offering Memorandum dated April 27, 2009, which incorporates the U.S. prospectus included in the Exchange Offer Documents (as amended and/or supplemented). Holders of old notes resident in Canada should contact the Solicitation and Information Agent for a copy of the Canadian Offering Memorandum.

Forward Looking Statements

This document contains “forward-looking statements.” Such statements are based on the current expectations and assumptions of GM management, and as such involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those now anticipated — both in connection with the proposed exchange offers and consent solicitations, and GM’s business and financial prospects — including (without limitation) those set forth in the prospectus filed with the SEC as part of GM’s Registration Statement on Form S-4 dated April 27, 2009 (as amended on May 14 and 15, 2009 and as may be further amended and/or supplemented), as well as GM’s Tender Offer Statement on Schedule TO dated April 27, 2009 (as amended on May 14 and 15, 2009 and as may be further amended and/or supplemented. To better understand these risks and uncertainties, holders of notes and other readers are encouraged to read carefully the Exchange Offer Documents (as amended on May 14 and 15, 2009 and as may be further amended and/or supplemented), GM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 which was filed March 5, 2009, GM’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 which was filed on May 8, 2009, GM’s Current Report on Form 8-K filed on May 14, 2009 and other GM filings with the SEC, all of which can be accessed free of charge at the websites of the SEC (www.sec.gov) and GM (at http://www.gm.com/corporate/investor_information).

General Motors Corp. (NYSE: GM), one of the world’s largest automakers, was founded in 1908, and today manufactures cars and trucks in 34 countries. With its global headquarters in Detroit, GM employs 235,000 people in every major region of the world, and sells and services vehicles in some 140 countries. In 2008, GM sold 8.35 million cars and trucks globally under the following brands: Buick, Cadillac, Chevrolet, GMC, GM Daewoo, Holden, Hummer, Opel, Pontiac, Saab, Saturn, Vauxhall and Wuling. GM’s largest national market is the United States, followed by China, Brazil, the United Kingdom, Canada, Russia and Germany. GM’s OnStar subsidiary is the industry leader in vehicle safety, security and information services. More information on GM can be found at www.gm.com.

Media inquiries:

Julie M. Gibson

GM Financial Communications

212.418.6381

Julie.m.gibson@gm.com

Reneé Rashid-Merem

GM Communications

313.665.3128

Renee.rashid-merem@gm.com

Investor inquiries:

D.F. King

In North America: 800.769.7666

In Europe: 00 800 5464 5464

gm@dfking.com

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